OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

OSSIC Corporation

1470 Encinitas Blvd #123
Encinitas, CA 92024

www.ossic.com

2624 shares of Series A Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 280,839* shares of Series A Preferred Stock ($1,069,996.59)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 2,624 shares of Series A Preferred Stock ($9,997.44)

Company	Ossic Corporation
Corporate Address	1470 Encinitas Blvd #123, Encinitas, California 92024
Description of Business	Development and sale of 3D headphones
Type of Security Offered	Series A Preferred Stock (the "Shares", or the "Securities")**
Purchase Price of Security Offered	3.81
Minimum Investment Amount (per investor)	$499.11

Perks*

Invest $499.11 or more, receive $50 off one OSSIC X pre-order

Invest $4,998.72 or more, receive complimentary OSSIC X

Invest $9,997.44 or more, receive 5% bonus shares + complimentary OSSIC X

Invest $24,997.41 or more, receive 10% bonus shares + complimentary OSSIC X

**Current backers and pre-order customers of the OSSIC X, prior to the launch of our Reg CF investment campaign, automatically qualify for 5% bonus shares upon an investment of $499.11 or more. Perks and bonus shares are not compounded. All perks occur after the offering is completed. Expected ship date of OSSIC X perks is late 2018.*

The 10% Bonus for StartEngine Shareholders

Ossic Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series A Preferred Stock at $3.81 / share, you will receive 10 Series A Preferred Stock bonus shares, meaning you'll own 110 shares for $381. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Company Mission

OSSIC strives to push the boundaries of sound beyond the technological limitations of the last century and into the future, to create fully interactive and immersive experiences for all content. By implementing lab-tested 3D audio technology within beautiful and easy-to-use consumer products, we believe we can truly deliver audio experiences that exceed the demands of the future.

By combining proprietary 3D-audio technology with award-winning consumer products, OSSIC is poised to take advantage of a market shift where content is growing increasingly immersive, interactive, and mobile — delivering breakthrough 3D-audio experiences that drastically increase immersion and overall sound quality for all content and devices.

Sales, Supply Chain, & Customer Base

As the first phase of commercialization, OSSIC will primarily utilize online sales channels through the OSSIC website and third party e-tailers such as Amazon and

Indiegogo. To fuel the company growth, the second phase will involve specialty brick-and-mortar stores where the sales experience can be managed through demos and trained sales staff working with companies like Apple, Magnolia Hi-Fi, Sound Balance, and In Motion.

In order to serve our global customer base, OSSIC has distribution centers established in the United States and Hong Kong. The US distribution center will fulfill domestic customer orders and those from Canada whereas the Hong Kong distribution center will fulfill orders from the rest of the world.

Competition

The audio industry is broadly divided into companies that focus on hardware and companies that focus on technology licensing. Our integrated smart hardware and technology focus allow OSSIC to deliver a superior solution and address the gap in the market for 3D audio.

OSSIC's physically-informed algorithms unlock accurate localization of sound and superior sound quality.

Most audio products are marketed for music use and do not offer 3D products, as generic 3D effects negatively impact sound quality. These audio hardware companies include Beats, Bose, Harman, and Sennheiser.

Audio technology companies make generic surround sound algorithms, which they license to hardware manufacturers, predominantly in the gaming market. However, these generic algorithms generally result in only 20-30% spatial accuracy and poor sound quality, leading many users disable the effect. These hardware companies include Logitech, Razer, Turtle Beach, and Astro as well as software algorithm companies such as Dolby and DTS.

The team

Officers and directors

Jason Riggs	CEO
Joy Lyons	CTO

Jason Riggs
Jason Riggs has served as our Chief Executive Officer and as a director since August 2014, when he co-founded the company. Mr. Riggs has over 15 year of experience in leadership roles in the audio industry, building teams, driving innovation, and scaling businesses.

Joy Lyons
Joy Lyons has served as our Chief Technology Officer and as a director since August 2014, when she co-founded the company. Ms. Lyons is an applied scientist with over a decade of industry experience developing intellectual property and delivering

innovative products to market.

Number of Employees: 7

Related party transactions

On November 29, 2017 we issued Jason Riggs, our Chief Executive Officer and a Director, a Group A Subordinated Promissory Note in the principal amount of $25,000, that accrues interest at 5% per annum and is due and payable on the earlier of (i) August 24, 2018, (ii) a change in control, or (iii) the closing of a financing transaction in the aggregate gross amount of at least $5,000,000. As of February 1, 2018, $25,219.18 in interest and principal were outstanding under the Note. If at any time prior to the maturity date of the Note, we intend to consummate a Change of Control, we must pay Mr. Riggs, three times the outstanding principal amount due under the Note. On November 29, 2017 we issued Jason Riggs a Tier B2 Subordinate Secured Convertible Promissory Note in the aggregate principal amount of $55,465.75, that accrues interest at 5% per annum, and the principal and interest on which are due and payable on August 24, 2018. The Notes are automatically convertible into preferred stock upon the closing of a minimum of $1,000,000 in our next preferred equity financing. As of February 1, 2018, $55,952.03 in principal and accrued interest were outstanding under the Notes. On November 28, 2017 we issued Joy Lyons, our Chief Technology Officer and a Director, a Group A Subordinated Promissory Note in the principal amount of $25,000, that accrues interest at 5% per annum and is due and payable on the earlier of (i) August 24, 2018, (ii) a change in control, or (iii) the closing of a financing transaction in the aggregate gross amount of at least $5,000,000. As of February 1, 2018, $25,222.60 in interest and principal were outstanding under the Note. If at any time prior to the maturity date of the Note, we intend to consummate a Change of Control, we must pay Ms. Lyons, three times the outstanding principal amount due under the Note. On November 28, 2017 we issued Joy Lyons, a Tier B2 Subordinate Secured Convertible Promissory Note in the aggregate principal amount of $55,458.90, that accrues interest at 5% per annum, and the principal and interest on which are due and payable on August 24, 2018. The Notes are automatically convertible into preferred stock upon the closing of a minimum of $1,000,000 in our next preferred equity financing. As of February 1, 2018, $55,952.71 in principal and accrued interest were outstanding under the Notes. On September 23, 2015 we issued Gilford Family Trust, which is affiliated with Jeff Gilford, our former consulting Chief Financial Officer, a Tier B3 Convertible Promissory Note in the principal amount of $25,000, and on February 23, 2016 we issued Jeff Gilford a Tier B3 Convertible Promissory Note in the principal amount of $25,000. As of February 1, 2018, an aggregate of $55,400.37 in principal and accrued interest were outstanding under both Notes. Both Notes accrue interest at 5% per annum, and all principal and interest are due and payable on August 24, 2018. The Notes are automatically convertible into preferred stock upon the closing of a minimum of $1,000,000 in our next preferred equity financing. As of February 1, 2018, $27,948.63 and $27,452.74 in principal and accrued interest were outstanding under the Notes, for the Gilford Family Trust, and Jeff Gilford, respectively. On September 23, 2015 and February 23, 2016, we issued

Blackburn Family Trust, which is affiliated with Jeff Gilford, our former consulting Chief Financial Officer, through a consulting partnership, Tier B3 Convertible Promissory Note in the principal amounts of $25,000 and $15,000, respectively. Both Notes accrue interest at 5% per annum, and the principal and interest on them are due and payable on August 24, 2018. The Notes are automatically convertible into preferred stock upon the closing of a minimum of $1,000,000 in our next preferred equity financing. As of February 1, 2018, an aggregate of $44,401.37 in principal and accrued interest were outstanding under both Notes. On September 23, 2015 we issued Barbara Lyons, Mother to Joy Lyons, our Chief Technology Officer and Director, a Tier B3 Convertible Promissory Note in the principal amount of $25,000, that accrues interest at 5% per annum, and the principal and interest on which are due and payable on August 24, 2018. The Notes are automatically convertible into preferred stock upon the closing of a minimum of $1,000,000 in our next preferred equity financing. As of February 1, 2018, $27,948.63 in principal and accrued interest were outstanding under the Notes. On November 30, 2015 we issued Kenneth Lyons, brother of Joy Lyons, our Chief Technology Officer and Director, a Tier B3 Convertible Promissory Note in the principal amount of $25,000, that accrues interest at 5% per annum, and the principal and interest on which are due and payable on August 24, 2018. The Notes are automatically convertible into preferred stock upon the closing of a minimum of $1,000,000 in our next preferred equity financing. As of February 1, 2018, $27,715.75 in principal and accrued interest were outstanding under the Notes. On January 11, 2016, we issued Henry Lyons, brother of Joy Lyons, our Chief Technology Officer and Director, a Tier B3 Convertible Promissory Note in the principal amount of $25,000, that accrues interest at 5% per annum, and the principal and interest on which are due and payable on August 24, 2018. The Notes are automatically convertible into preferred stock upon the closing of a minimum of $1,000,000 in our next preferred equity financing. As of February 1, 2018, $27,575.34 in principal and accrued interest were outstanding under the Notes. On September 30, 2016, we issued Hilary Lyons, brother of Joy Lyons, our Chief Technology Officer and Director, a Tier C3 Convertible Promissory Note in the principal amount of $25,000, that accrues interest at 5% per annum, and the principal and interest on which are due and payable on August 24, 2018. The Notes are automatically convertible into preferred stock upon the closing of a minimum of $1,000,000 in our next preferred equity financing. As of February 1, 2018, $26,674.66 in principal and accrued interest were outstanding under the Notes.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We face intense competition, and many of our competitors have substantially greater resources than we do.** We compete with many companies in the 3D audio space, including, Dolby, DTS, and 3D Sound Labs. Many of our competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of 3D audio products than we can. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

- **If we do not retain key personnel, our business will suffer.** The success of our business is heavily dependent on the leadership of our key management personnel, specifically Jason Riggs, our Chief Executive Officer and a director, and Joy Lyons our Chief Technology Officer and a director. If either Mr. Riggs or Ms. Lyons were to leave us, it would be difficult to replace them, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and officers.
- **Our competitive position depends in part on maintaining intellectual property protection.** Our ability to compete and to achieve and maintain profitability depends in part on our ability to protect our proprietary discoveries and product. We rely on a combination of patent applications, trademarks and trade secret laws to protect our intellectual property rights. We currently have 13 patents and registrations pending. Our patents might be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing products that avoids our patents. We cannot be certain that the steps we take will prevent the misappropriation and use of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.
- **We may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in our loss of significant rights and the assessment of damages.** If we receive notice of claims of infringement, misappropriation or misuse of other parties' proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions. We may also initiate claims to defend our intellectual property. Intellectual property litigation, regardless of outcome, is expensive and time-consuming, could divert management's attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party's patent) to the party claiming infringement, develop non-infringing products, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing products or license the proprietary rights on a timely basis could harm our business. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our products that

contains the allegedly infringing intellectual property, which could harm our business.

- **We are exposed to risks associated with product liability claims in the event that the use of our products results in injury, death or damage.** It is possible that users, could be injured or killed by or when using our products, whether by product malfunctions, defects, improper use or other causes. As a manufacturer of products that are used by consumers, we will face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell results in injury or death. Moreover, we may not have adequate resources in the event a successful claim is asserted against us. We will rely on general liability insurance to cover product liability claims and may not obtain separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.
- **Terms of subsequent financings may adversely impact your investment.** We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Series A Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock and Series A Preferred Stock. In addition, if we need to raise more equity capital from the sale of common stock or preferred stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment, including a lower purchase price.
- **We depend on our suppliers and third party manufacturers.** We depend on certain suppliers and manufacturers to supply components and manufacture our products, some of which may be single or limited source suppliers or manufacturers, and the inability of these suppliers or manufacturers to continue to deliver, or their refusal to deliver, necessary components for our products, or to manufacture our products, at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. While we believe that we would be able to establish alternate manufacturing and supplier relationships, we may be unable to do so at prices or costs that are favorable to us. The future loss of any suppliers or manufacturers or any disruption in the supply of components or the manufacturing of our products could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.
- **Customer preferences for audio devices may change.** Consumer preferences for computing and audio devices are usually cyclical and difficult to predict. Our products may not be well-received by consumers, even if well-reviewed and of high quality, which could have a material adverse effect on our revenues and could cause our results of operations to be materially different from expectations.

- **Risks of Borrowing.** We have outstanding convertible notes in the amount of $2,551,254.78, which convert automatically into preferred stock upon the completion of a preferred financing in the minimum amount of $1,000,000. If we are unable to raise $1,000,000 in this Offering, those notes will become due and payable in August 2018. We also have outstanding secured loans in the amount of $500,000 owed to Silicon Valley Bank, which are secured by our assets. A default on such loan could result in the foreclosure on our assets. In addition, we have issued Subordinated Promissory Notes in the aggregate principal amount of $455,000 that accrue interest at 5% per annum and are due and payable on the earlier of (i) August 24, 2018, (ii) a change in control, or (iii) the closing of a financing transaction in the aggregate gross amount of at least $5,000,000. If at any time prior to the maturity dates of these Notes, we intend to consummate a Change of Control, we must pay the holders 3 times the outstanding principal amount due under such Notes. We may have to seek additional loans from financial institutions to fund our ongoing operations. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.
- **Management Discretion as to Use of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.
- **Limited Transferability and Liquidity.** Each investor agrees that it will acquire our Series A Preferred Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer or other disposition of our Common Stock. No public market exists for our Series A Preferred Stock of our common stock and no market is expected to develop.
- **Projections: Forward Looking Information.** Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.
- **Our financial statements include a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our investors and/or third parties. No

assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Jason Riggs, 32.2% ownership, Common Stock
- Joy Lyons, 24.5% ownership, Common Stock

Classes of securities

- Common Stock: 5,155,588

  See below.

- Convertible Promissory Notes (Convertible into Series B Preferred Stock): 1,379,919

  See below.

- Convertible Promissory Notes (Convertible into Series C Preferred Stock): 1,347,431

  See below.

- Warrants to Purchase Series B Preferred Stock: 86,891

  See below.

- Warrants to Purchase Series C Preferred Stock: 12,857

<u>Pre-Closing Capitalization</u>

Common Stock

Under our current Certificate of Incorporation, we are authorized to issue Ten Million (10,000,000) shares of Common Stock. There are currently 5,155,558 shares of common stock issued and outstanding.

Promissory Notes

<u>Group A Notes</u>. As of February 1, 2018, an aggregate of $462,530.82 in interest and principal were outstanding under various Subordinated Promissory Notes (the "**Group A Notes**"), that accrue interest at 5% per annum and are due and payable on the earlier of (i) August 24, 2018 (ii) a change in control, or (iii) the closing of a financing transaction in the aggregate gross amount of at least $5,000,000. If at any time prior to the maturity dates of the Notes, we intend to consummate a Change of Control, we must pay the holders, 3 times the

outstanding principal amount due under each Note.

Group B Notes. As of February 1, 2018, we had outstanding, $1,379,919.40 in Convertible Promissory Notes, $442,313.24 of which are designated as Tier B2 Notes and $937,606.16 of which are designated as Tier B3 Notes (collectively, the "**Group B Notes**"). The Group B Notes are automatically convertible into Series B Preferred Stock upon the closing of a minimum of $1,000,000 in our next preferred equity financing. The Group B Notes are convertible at a conversion price equal to the lesser of (1) 80% of the price per share at which the shares are issued in this Offering, and (2) an amount equal to (A) $7,000,000 divided by (B) the total number of shares of the Company's capital stock on a fully diluted, as converted basis, including any shares issuable upon the exercise of any outstanding options or warrants (however, excluding shares reserved for issuance under our stock option plan, and shares issuable upon conversion of the Group B Notes and all other outstanding convertible promissory notes). Based on the foregoing formula, and assuming the maximum number of shares are issued in this Offering, the Group B Notes will convert into 1,035,986 shares of Series B Preferred; provided, however, such number of shares of Series B Preferred may be slightly higher based on the number of bonus shares issued to (a) StartEngine shareholders who invest during the first 24 hours after launch of the campaign, (b) investors in this offering that invest more than $10,000, and (c) investors in this offering who are our existing customers (collectively, "**Bonus Shares**").

Group C Notes. As of February 1, 2018, we had outstanding, $1,347,431.16 in Convertible Promissory Notes, $267,748.28 of which are designated as Tier C2 Notes, and Tier C3: $1,079,682.88 of which are designated as Tier C3 Notes (collectively, the "**Group C Notes**"). The Group C Notes are automatically convertible into Series C Preferred Stock upon the closing of a minimum of $1,000,000 in our next preferred equity financing. The Group C Notes are convertible at a conversion price equal to the lesser of (1) 80% of the price per share at which the shares are issued in this Offering, and (2) an amount equal to (A) $15,000,000 divided by (B) the total number of shares of the Company's capital stock on a fully diluted, as converted basis, including any shares issuable upon the exercise of any outstanding options or warrants (however, excluding shares reserved for issuance under our stock option plan, and shares issuable upon conversion of the Group C Notes and all other outstanding convertible promissory notes). Based on the foregoing formula, and assuming the maximum number of shares are issued in this Offering, the Group C Notes will convert into 472,078 shares of Series C Preferred; provided, however, such number of shares of Series C Preferred may be slightly higher based on the number of Bonus Shares issued in connection with this Offering.

As result of an amendment to the Group B Notes and Group C Notes held by parties who invested in the Group A Notes, (a) such Notes were designated as Tier B2 Notes and Tier C2 Notes, respectively, and (b) the Group B Notes and Group C Notes held by parties who did not invest in the Group A Notes, were designated as Tier B3 Notes and Tier C3 Notes. In connection with such amendments and the issuance of the Group A Notes, the holders of Tier B2 Notes, Tier C2 Notes and Group A Notes, were granted a security interest in our Intellectual Property, and were granted a preference in repayment, prior to the repayment of the Tier B3 and Tier C3 Notes.

Warrants

We have issued a third party a ten-year warrant, exercisable at $0.01 per share. The warrant is exercisable into common stock if no shares of preferred stock have been issued as of the exercise date, and for preferred stock, if preferred stock has been issued since the issue date of the warrant. In either case, the number of shares for which the warrant is exercisable is equal to the maximum principal amount of the SVB Loan Facility multiplied by 7%, divided by, (i) in case the warrant becomes exercisable for preferred stock, the lowest price per share at which the shares of preferred stock issuable under the Warrant have been sold and issued by us in an arms' length transaction, or (ii) in the case the Warrant becomes exercisable for common stock, the fair market value of one share of common stock as determined in accordance with the warrant. In addition, for each 6 month period the SVB Loan remains outstanding, we shall be deemed to have automatically granted the holder the right to purchase an additional number of shares of our common stock equal to (a) the greater of (i) 5% multiplied by the largest amount owed by us to Silicon Valley Bank during the prior 6 month period, and (ii) 0.05% of the aggregate maximum principal amount of the loan, with such amount to be divided by (b) the $0.01 conversion price.

We issued the same guarantor a second ten-year warrant, exercisable at $0.01 per share. The warrant is exercisable into common stock if no shares of preferred stock have been issued as of the exercise date, and for preferred stock, if preferred stock has been issued since the issue date of the warrant. In either case, the number of shares for which the warrant is exercisable is equal to $37,500 divided by, (i) in case the warrant becomes exercisable for preferred stock, an amount equal to the lower of (A) 80% of the lowest price per share at which the shares of preferred stock issuable under the Warrant have been sold or issued by us in an arms' length transaction, or (B) the price per share determined on a fully diluted basis at a company valuation of $15,000,000, or (ii) in the case the Warrant becomes exercisable for common stock, the fair market value of one share of common stock as determined in accordance with the warrant.

Post-Closing Capitalization

Immediately prior to the closing of the Offering, we shall file an Amended and Restated Certificate of Incorporation authorizing the issuance of (A) 20,000,000 shares of Common Stock, 10,000,000 shares of which shall be designated as Class A Common Stock (the "**Class A Common Stock**") and 10,000,000 shares of which shall be designated as Class B Common Stock (the "**Class B Common Stock**," and sometimes together with the Class A Common Stock, the "**Common Stock**"), and (B) 10,000,000 shares of Preferred Stock, of which (1) 2,000,000 shares shall be designated as Series A Preferred Stock (the "**Series A Preferred**"), (2) 2,000,000 shares shall be designated as Series B Preferred Stock (the "**Series B Preferred**"), (3) 1,000,000 shares shall be designated as Series C Preferred Stock (the "**Series C Preferred**," and sometimes together with the Series A Preferred and the Series B Preferred, the "**Preferred Stock**"), and (4) 5,000,000 shares, the board of directors may divide into any number of additional series. The board shall fix the designation and number of shares of each such additional series. The board may determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock, including, but not limited to, voting rights, redemption rights, dividend rights and participation rights. The board of directors (within the limits and restrictions of any resolution adopted by it, originally fixing the number of shares of any series) may increase or decrease the number of shares of any series of preferred stock after the issue of shares of that series, but not below the number of then outstanding shares of such series.

Upon the filing of the Amended and Restated Certificate of Incorporation, all currently issued and outstanding shares of common stock shall be deemed Class A Common Stock. If this Offering is fully subscribed, resulting in the conversion of the Group B Notes and Group C Notes, there shall be outstanding 5,155,558 shares of Class A Common Stock, 280,839 shares of Series A Preferred Stock, 1,035,986 shares of Series B Preferred and 472,078 shares of Series C Preferred. There shall also be outstanding warrants to purchase 86,891 shares of Series B Preferred Stock, and 12,857 [JL1] shares of Series C Preferred Stock. Notwithstanding the foregoing, the number of shares of Series A Preferred Stock outstanding upon closing, may be higher as a result of any bonus shares issued to (a) StartEngine shareholders who invest during the first 24 hours after launch of the campaign, (b) investors in this offering that invest more than $10,000, and (c) investors in this offering who are our existing customers (collectively, "**Bonus Shares**"). In addition, as a result of the conversion mechanism included in the Group B Notes, the Group C Notes and the warrants, the number of shares of Series B Preferred and Series C Preferred outstanding and underlying the warrants, may be higher depending on the number of Bonus Shares issued.

The following summarizes the rights of our capital stock which shall be outstanding upon the closing of this Offering, and as to be provided in our Amended and Restated Certificate of Incorporation.

Voting Rights.

The holders of our Class A Common Stock shall have one vote for each share held of record on all matters submitted to a vote of the stockholders. Except as otherwise required by applicable law, the holders of Class B Common Stock shall have no voting rights, and subject to the rights, preferences and privileges of any series of preferred stock that may in the future be authorized and issued, the holders of Preferred Stock shall have no voting rights.

Dividend Rights.

The holders of Common Stock and Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors, in its sole discretion, on an as converted to Common Stock basis.

Liquidation Rights.

In the event of any Liquidation Event (as defined below), prior and in preference to any distribution of any of our assets to the holders of Common Stock by reason of their ownership of such stock, subject to the rights, preferences and privileges of any series of Preferred Stock that may in the future be authorized and issued, (i) the holders of Series A Preferred shall be entitled to receive on a pro rata basis an amount equal to $3.81 (the "**Series A Issue Price**") for each outstanding share of Series A Preferred then held by them (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like), (ii) the holders of Series B Preferred shall be entitled to receive on a pro rata basis an amount equal to $1.33 (the "**Series B Issue Price**") for each outstanding share of Series B Preferred then held by them (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like), and (iii) the holders of Series C Preferred shall be entitled to receive, on a pro rata basis, an amount equal to $2.85 (the "**Series C Issue Price**," and sometimes together with the Series A Issue Price, and the Series B Issue Price, the "**Issue Price**") for each outstanding share of Series C Preferred then held by them (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like). For purposes of clarity, upon a Liquidation Event, and subject to the rights, preferences and privileges of any series of Preferred Stock that may in the future be authorized and issued, the distributable assets shall be distributed to all of the holders of Preferred Stock, on a pro rata basis, in proportion to the preferential amount each such holder is entitled to receive. If, upon the occurrence of a Liquidation Event, our assets legally available for distribution to stockholders by reason of their ownership of stock, shall be insufficient to permit the payment to the holders of Preferred Stock of the full aforementioned preferential amount, then, all of our assets legally available for distribution to stockholders by reason of their ownership of stock, shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

A "**Liquidation Event**" includes, unless the holders of Preferred Stock determine otherwise, by a majority vote, (a) our liquidation, dissolution or winding up, (b) a sale, conveyance, lease, or other disposition (by license or otherwise) of all or substantially all of our assets; or (c) the acquisition of us by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, reverse merger, or consolidation, but excluding (i) any merger effected primarily for the purpose of changing our domicile, and (ii) a sale of our securities in a financing transaction), unless our stockholders will hold at least 50% of the voting power of the surviving or acquiring entity in approximately the same relative percentages after such sale or acquisition, as before such sale or acquisition.

Conversion of Preferred Stock

Voluntary Conversion. Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into shares of Class B Common Stock on a one-for-one basis, subject to any anti-dilution adjustments as set forth below (the "**Conversion Ratio**").

Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the then effective Conversion Ratio immediately upon the earlier of (a) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of our common stock to the public involving aggregate proceeds to us of not less than $10,000,000, or (b) an offering under Regulation A+, whether underwritten or not, in which the Company raises, a minimum of $5,000,000, or (c) the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Preferred Stock voting together as a single class.

Anti-Dilution Adjustments.

The Conversion Ratio of each series of Preferred Stock, is subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events.

What it means to be a Minority Holder

The Series A Preferred Stock, and the shares of Class B Common Stock into which the Series A Preferred Stock is convertible, have no voting rights, and therefore, you will have no ability to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

You should understand the potential for dilution. Each investor's stake in us, could be diluted due to our issuing additional shares. In other words, if we issue more shares, the percentage of the Company that you own will decrease, even though our value may increase. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, you could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

We have warrants outstanding that are exercisable for $0.01 per share, and the number of shares underlying the warrants are subject to increase based on the amounts that may be outstanding under our loan with Silicon Valley Bank.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we begin the building and delivery of the OSSIC X backlog, which we do not anticipate occurring until the summer of 2018.

For the year ended December 31, 2016, total operating expenses for the 2016 fiscal year were $3,872,788, including sales and marketing expenses of $2,078,883, research and development costs of $1,010,511, and general and administrative expenses of $783,394. Our net profit for 2016 was ($3,955,011).

For the year ended December 31, 2015. total operating expenses for the 2016 fiscal year were $338,920, including sales and marketing expenses of $100,062, research and development costs of $128,766, and general and administrative expenses of $110,092. Our net profit for 2016 was ($343,684).

In 2016, cash flow significantly increased as a result of the successful Kickstarter campaign and other pre-sales resulting in deferred in deferred revenues of $3,049,569.

In 2017, research and development expense of approximately $433,547 (no salaries included) have enabled the continued development of the OSSIC X including five pre-production builds, production tooling for all mechanical parts, and creating the manufacturing and test infrastructure.

Financial Milestones

We are investing in the continued growth of our brand, and are generating sizeable net income losses as a result. Our milestones include:

- Ship remaining OSSIC X pre-order units.
- Launch live-sales of OSSIC X.
- Launch alpha Creator Tools
- Begin enterprise pilot project

Liquidity and Capital Resources

As of December 31, 2015, we had $157,389 in cash, and as of December 31, 2016, we had $1,341,845 in cash. We finance our operations through pre-sales, angel investors, and secured bank loans.

We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If this offering is fully subscribed, we anticipate we can operate our business for 6 months without any additional infusions of capital. Even if we are successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to us.

Indebtedness

Between August 2017 and November 2017, we issued Subordinated Promissory Notes in the aggregate principal amount of $455,000 (the "Group A Notes"), that accrue interest at 5% per annum and are due and payable on the earlier of (i) August 24, 2018 (ii) a change in control, or (iii) the closing of a financing transaction in the aggregate gross amount of at least $5,000,000. If at any time prior to the maturity dates of the Notes, we intend to consummate a Change of Control, we must pay the holders, 3 times the outstanding principal amount due under each Note. As of February 1, 2018, $462,530.82 in interest and principal is outstanding under the Notes. Between September 2015 and March 2016, we issued $1,250,000 in Convertible Promissory Notes (the "Group B Notes") which accrue interest at a rate of 5% per annum, and the principal and interest on which are due and payable on August 24, 2018. The Notes are automatically convertible into preferred stock upon the closing of a minimum of $1,000,000 in our next preferred equity financing. Between October and November 2017 these notes split into Tier B2 and Tier B3 Notes. As of February 1, 2018, $1,379,919.40 in principal and accrued interest were outstanding under the Group B Notes. (Tier B2 Notes: $442,313.24, Tier B3 Notes: $937,606.16). Between April 2016 and July 2017, we issued $1,260,000 in Convertible Promissory Notes (the "Group C Notes") which accrue interest at a rate of 5% per annum, and the principal and interest on which are due and payable on August 24, 2018. The Notes are automatically convertible into preferred stock upon the closing of a minimum of $1,000,000 in our next preferred equity financing. Between October and November 2017 these notes split into Tier C2 and Tier C3 Notes. As of February 1, 2018, $1,347,431.16 in principal and accrued interest were outstanding under the Group C Notes. (Tier C2 Notes: $267,748.28, Tier C3 Notes: $1,079,682.88). We amended the Group B Notes and Group C Notes held by parties who invested in the Group A Notes, resulting in (a) such Notes being designated as Tier B2 Notes and Tier C2 Notes, respectively, and (b) the Group B Notes and Group C Notes held by parties who did not invest in the Group A Notes, being designated as Tier B3 Notes and Tier C3 Notes. In connection with such amendments and the issuance of the Group A Notes, the holders of Tier B2 Notes, Tier C2 Notes and Group A Notes, were granted a security interest in our Intellectual Property, and were granted a preference in repayment, prior to the repayment of the Tier B3 and Tier C3 Notes. On April 27, 2017, we entered into a Loan and Security Agreement with Silicon Valley Bank in connection with which they extended us a $1,000,000 credit facility. The loan accrues interest on the principal amount outstanding a floating per annum rate equal to the greater of one percentage point (1.00%) above the Prime Rate or four and three quarters percent (4.75%), which interest is payable monthly. As of February 1, 2018, $500,000 in principal is outstanding.

Recent offerings of securities

- 2017-04-27, Section 4(a)(2), 86891 Warrants. Use of proceeds: Granted as guarantee for loan
- 2017-07-14, Section 4(a)(2), 12857 Warrants. Use of proceeds: Granted as guarantee for loan
- 2017-08-24, Regulation D, 455000 Subordinated 5% Promissory Notes. Use of proceeds: General working capital
- 2015-09-23, Regulation D, 1287061 Convertible Promissory Notes. Use of proceeds: General working capital
- 2016-04-07, Regulation D, 1264193 Convertible Promissory Notes. Use of proceeds: General working capital.

Valuation

$20,022,715.86

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value. The pre-money valuation is based on 5,155,558 shares of common stock and outstanding warrants to purchase 99,748 shares of capital stock of the Company, and does not include 1,035,986 shares of Series B Preferred and 472,078 shares of Series C Preferred Stock that will be issued if and when the Company closes on $1,000,000 in sales of preferred stock.

USE OF PROCEEDS

	Offering Amount Sold*	**Offering Amount Sold***
Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Professional Fees	$8,000	$8,000
Net Proceeds	$1,400	$997,800
Use of Net Proceeds:		
R& D & Production	$0	$302,000
SG&A	$0	102,000
Marketing	$0	$120,000

Working Capital	$0	$473,800
Total Use of Net Proceeds	$1,400	$997,800

**Total amounts are estimates, actual amounts may vary slightly for avoidance of fractional shares.*

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 6 months and plan to use the net proceeds of approximately $997,800 over the course of that time as described in the table above.

The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used for Research and Development, Operations, Marketing, Salaries and General Admin, and Working Capital.

Research and Development funds will be used for the further development if intellectual property, on-going prosecution of patents and trademarks, and on-going software feature updates for the OSSIC X. Operations funds will be used for ramping-up of OSSIC X production and distribution channels. Marketing funds will be used for go-to-market preparations and the transition to live-sales including digital marketing. Salaries, General Admin, and Working capital will be used to fund the day to day activities and for procurement of long-lead time components.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

We will make annual reports available at www.ossic.com in the section labeled "Annual Report". The annual reports will be available within 120 days of the end of our most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OSSIC Corporation

[See attached]

Ossic Corporation
A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2016 and 2015

Ossic Corporation

TABLE OF CONTENTS

To the Stockholders of
Ossic Corporation
San Diego, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Ossic Corporation and subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in stockholders' equity (deficiency), and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Denver, Colorado
May 11, 2017

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

OSSIC CORPORATION
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2016 and 2015

	2016	2015
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,341,845	$ 157,389
Advance to related party	12,080	12,080
Prepaid expenses	22,320	9,528
Total Current Assets	1,376,245	178,997
Non-Current Assets:		
Deposits	18,797	-
Property and equipment, net	22,219	8,643
Intangible assets, net	3,255	772
Total Non-Current Assets	44,271	9,415
TOTAL ASSETS	$ 1,420,516	$ 188,412
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 170,529	$ 29,600
Accrued expenses	29,367	-
Deferred revenues	3,049,569	-
Accrued interest payable	87,014	4,764
Convertible notes payable, current	2,260,000	-
Total Current Liabilities	5,596,479	34,364
Long-Term Liabilities:		
Convertible notes payable	-	375,000
Total Long-Term Liabilities	-	375,000
Total Liabilities	5,596,479	409,364
Stockholders' Equity (Deficiency):		
Common Stock, $0.0001 par, 10,000,000 shares authorized, 5,130,540 and 4,667,500 shares issued and outstanding, 2,776,520 and 1,490,625 shares vested, as of December 31, 2016 and 2015, all respectively.	513	467
Additional paid-in capital	145,534	145,580
Accumulated deficit	(4,322,010)	(366,999)
Total Stockholders' Equity (Deficiency)	(4,175,963)	(220,952)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$ 1,420,516	$ 188,412

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

OSSIC CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Net revenues	$ -	$ -
Costs of net revenues	-	-
Gross profit	-	-
Operating expenses:		
Sales & marketing	2,078,883	100,062
Research & development	1,010,511	128,766
General & administrative	783,394	110,092
Total operating expenses	3,872,788	338,920
Income/(Loss) from operations	(3,872,788)	(338,920)
Other income/(expense):		
Interest expense	(82,250)	(4,764)
Interest income	27	-
Total other income/(expense)	(82,223)	(4,764)
Provision for income taxes	-	-
Net loss	$ (3,955,011)	$ (343,684)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

OSSIC CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIENCY) (UNAUDITED)
For the years ended December 31, 2016 and 2015

	Common Stock				
	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity (Deficiency)
Balance at January 1, 2015	-	$ -	$ 46,831	$ (23,315)	$ 23,516
Capital contributions from founders	-	-	98,796	-	98,796
Issuance of common stock to founders	4,200,000	420	-	-	420
Restricted stock grants	467,500	47	(47)	-	-
Net loss	-	-	-	(343,684)	(343,684)
Balance at December 31, 2015	4,667,500	$ 467	$ 145,580	$ (366,999)	$ (220,952)
Restricted stock grants	361,000	$ 36	$ (36)	$ -	$ -
Issuance of common stock	102,040	10	(10)	-	-
Net loss	-	-	-	(3,955,011)	(3,955,011)
Balance at December 31, 2016	5,130,540	$ 513	$ 145,534	$ (4,322,010)	$ (4,175,963)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

OSSIC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2016 and 2015

	2016	2015
Cash Flows From Operating Activities		
Net Loss	$ (3,955,011)	$ (343,684)
Adjustments to reconcile net loss to net used in operating activities:		
Depreciation and amortization	7,957	4,803
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(12,792)	(9,528)
(Increase)/Decrease in deposits	(18,797)	-
(Increase)/Decrease in advance to related party	-	(12,080)
Increase/(Decrease) in accounts payable	140,930	29,600
Increase/(Decrease) in accrued expenses	29,366	-
Increase/(Decrease) in deferred revenues	3,049,569	-
Increase/(Decrease) in accrued interest payable	82,250	4,764
Net Cash Used In Operating Activities	(676,528)	(326,125)
Cash Flows From Investing Activities		
Purchase of property and equipment	(19,741)	-
Cash paid for intangible assets	(4,275)	(1,100)
Net Cash Used In Investing Activities	(24,016)	(1,100)
Cash Flows From Financing Activities		
Proceeds from issuance of convertible notes payable	1,885,000	375,000
Issuance of common stock to founders	-	420
Capital contributions	-	98,796
Net Cash Provided By Financing Activities	1,885,000	474,216
Net Change In Cash	1,184,456	146,991
Cash at Beginning of Period	157,389	10,398
Cash at End of Period	$ 1,341,845	$ 157,389
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

Ossic Corporation (the "Company"), is a corporation organized June 11, 2015 under the laws of Delaware. The Company was originally formed as Sonic VR, LLC, a Nevada limited liability company formed on August 8, 2014 (the "Predecessor Company"), and was converted into Ossic Corporation effective June 29, 2015, with Ossic Corporation being the surviving entity. On November 30, 2015, the Company formed a wholly owned subsidiary in Hong Kong, Ossic HK Limited (the "Subsidiary Company). The Company develops 3d audio technology, headphones and other portable listening devices.

As of December 31, 2016, the Company has not yet generated earned revenue, though it has substantial pre-sale orders as described in Note 2. The Company's activities since inception have consisted of research and development of its products, capital raising, sales efforts to pre-sell its main product, and efforts to commence production and initial sales fulfillment. Once the Company commences its planned operations of producing and selling its products at full scale, it will incur significant additional expenses in conjunction with producing and selling products commercially. The Company is dependent upon additional capital resources for the commencement of its planned operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations or failing to profitably produce and sell its products.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). In accordance with ASC 805-50-45-5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. The consolidated financial statements as of December 31, 2016 and 2015 and for the years then ended are accordingly adjusted as though the conversion with the Predecessor Company occurred at the beginning of prior periods. Therefore, these consolidated financial statements include all accounts of Ossic Corporation and Sonic VR, LLC.

The consolidated financial statements include all accounts and balances of the Company and the Subsidiary Company on a consolidated basis. All significant intercompany transactions have been eliminated in consolidation.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2016 and 2015, the Company's cash accounts exceeded FDIC insured balances by $1,113,756 and $0, respectively.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The Company carried no inventory balances as of December 31, 2016 and 2015 as production has not yet commenced.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2016 and 2015, the Company carried no accounts receivables.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. Depreciation expense for the years ended December 31, 2016 and 2015 were $6,165 and $4,475, respectively. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2016 and 2015 have estimated useful lives of 3 years. The Company's property and equipment as of December 31, 2016 and 2015 consisted of machinery and equipment recorded on the cost basis of $33,166 and $13,425, respectively.

Intangible Assets

The Company capitalizes costs related to obtaining and filing patents and trademark applications and commences amortization over a patent's estimated useful life, typically 20 years, when a patent is successfully filed. As of December 31, 2016 and 2015, $5,375 and $1,100 of trademark costs were capitalized, respectively. Amortization expense for the years ended December 31, 2016 and 2015 was $1,792 and $328. The Company evaluates the capitalized costs for impairment and concluded no impairments exist as of December 31, 2016 or 2015.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. No revenues have been recognized as of December 31, 2016 as the Company has not yet produced its product to fulfill orders.

The Company conducted pre-sale campaigns on its products during 2016, which resulted in $3,049,569 of deferred revenues as of December 31, 2016. These balances will be recognized to revenues upon fulfillment of the underlying orders.

Foreign Currency Remeasurement

The non-U.S. subsidiary operates using the U.S. dollar as the functional currency. Remeasurement adjustments are recorded in other income or expense, net of taxes. The effect of foreign currency exchange rates on balance sheet accounts was not material for the year ended December 31, 2016.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Predecessor Company was a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements for the period prior to the inception of Ossic Corporation in June 2015.

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company pays Federal and state taxes at a blended rate of 39.8%, and has used this effective rate to derive net tax assets of $1,671,770 and $109,410 as of December 31, 2016 and 2015, respectively, resulting from its net operating loss carryforwards and book to tax differences related to depreciation. The Company had net operating loss carryforwards of $366,694 and $96,966 as of December 31, 2016 and 2015, respectively. Other deferred tax assets related to book-to-tax differences resulting tax basis depreciation methods and from tax returns being filed on the cash basis, where in addition to standard book-to-tax differences the Company recognized revenues of $3,049,569 for tax purposes related to its 2016 pre-sales. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2035, the Company has recorded a full valuation allowance to reduce the net deferred tax assets to zero as of December 31, 2016 and 2015.

The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues, has sustained net losses of $3,955,011 and $343,684 during the years ended December 31, 2016 and 2015, respectively, and has current liabilities in excess of current assets of $4,220,234 as of December 31, 2016.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: RELATED PARTY TRANSACTIONS

In 2015, the Company loaned $12,080 to an officer of the Company as residual activity from the conversion of the Predecessor Company to the Company. The amount remains outstanding as of December 31, 2016 and 2015 in the amount of $12,080. The loan bears to interest and is considered payable on demand.

As of December 31, 2016 and 2015, $190,000 and $150,000 of the convertible notes described in Note 5 are held by related parties to the Company.

NOTE 5: CONVERTIBLE NOTES PAYABLE

In 2015, the Company issued 10 convertible promissory notes of varying amounts for total principal of $375,000. In 2016, the Company issued an additional 33 convertible promissory notes of varying amounts for total principal of $1,185,000. As of December 31, 2016 and 2015, $2,260,000 and $375,000 of principal was outstanding on the convertible notes payable, respectively, and no notes had been repaid or converted under the conversion terms. All notes mature in September 2017. No payments of principal or interest are due prior to maturity.

The notes are subject to automatic conversion upon a qualified equity financing of the Company's preferred stock in excess of $1,000,000, where the notes automatically convert into the Company's preferred stock with the same rights and privileges as the shares issued in the triggering financing except for adjustments to the liquidation preference, dividend preference rate, and conversion rate. The conversion rate is determined by dividing the then outstanding principal and interest by the lower of a 20% discount to the lowest price in the triggering financing, or at the quotient obtained by dividing the valuation cap (valuation caps are $7,000,000 and $15,000,000 for $1,250,000 and $1,010,000 of the principal, respectively) by the fully-diluted capital at the date of the conversion.

The notes are subject to an optional conversion upon a non-qualified equity financing of the Company's preferred stock of less than $1,000,000, the notes are convertible into the Company's the same class of preferred stock issued in the triggering financing. The conversion rate is at the pricing in the triggering financing.

The notes also contain a provision providing that if and upon a change in control, at the noteholders' election (as defined in the agreements), the notes are repayable at two times the then outstanding principal, plus accrued interest, or are convertible into the number of shares equal to the quotient obtained by dividing the valuation cap (valuation caps are $7,000,000 and $15,000,000 for $1,250,000 and $1,010,000 of the principal, respectively) by the fully-diluted capital at the date of the conversion.

Company determined that these notes contained a beneficial conversion feature contingent upon a future event due to the discounted conversion provision of the automatic conversion feature. Following FASB ASC 470-20, the Company determined the intrinsic value of the conversion features on these convertible notes based on the issuance date fair value of the Company's stock and the 20% conversion discount, which will be recognized if and upon conversion resolving the contingency. The change in control conversion feature and optional conversion features were determined by the Company to not be beneficial conversion features.

For the years ended December 31, 2016 and 2015, interest expense of $82,250 and $4,764 was recorded on the convertible notes payable, resulting in accrued interest payable balances of $87,014 and $4,764 as of December 31, 2016 and 2015, all respectively.

NOTE 6: STOCKHOLDERS' EQUITY

Capital Structure:

At inception, the Company authorized 10,000,000 shares of common stock with $0.0001 par value. As of December 31, 2016 and 2015, 5,130,540 and 4,667,500 shares of common stock were issued and outstanding, while 2,776,520 and 1,490,625 shares of common stock were vested, all respectively.

Stock Issuances

In July 2015, the Company issued its four founders a total of 4,200,000 shares of common stock at $0.0001 per share. These stock issuances were conducted under terms of restricted stock purchase agreements and are subject to vesting terms of three-years contingent upon continuous service with the Company and other terms defined in the agreement, which provide the Company the right to repurchase unvested shares at $0.0001 per share. As of December 31, 2016 and 2015, 2,450,000 and 1,400,000 of these shares of common stock had vested.

In February 2016, the Company issued an accelerator 102,040 shares of common stock at $0.0001 per share.

2015 Stock Plan

In 2015, the Company adopted the 2015 Stock Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options, restricted stock awards, and restricted stock units to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares available to be granted was 1,050,000 shares as of December 31, 2016. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Restricted stock awards comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 221,500 as of December 31, 2016.

For the years ended December 31, 2016 and 2015, the Company issued 361,000 and 467,500 restricted stock grants, respectively. The stock grants were valued by the Company at $0.001-$0.01 per share based on its estimated fair value of the stock granted in the agreements. As the resulting compensation costs were de minimus, the Company did not record stock compensation costs in relation to these stock grants. The stock grants are subject to vesting over 2-4 years from the vesting commencement date, where unvested shares are forfeited back to the Company upon termination of services with the Company. Shares vested during the years ended December 31, 2016 and 2015 were 133,854, and 90,625, respectively. As of December 31, 2016 and 2015, 224,480 and 90,625 of the stock grant shares had vested, respectively. Unvested shares as of December 31, 2016 totaled 604,020 and vest over a weighted average period of 2.8 years.

LLC Activity

The Predecessor Company was established as a limited liability company, which was 100% conveyed to the Company, as discussed in Notes 1 and 2. All equity activity of the Subsidiary Company prior to the formation of the Company on June 11, 2015 is presented in additional paid-in capital in the statement of changes in stockholders' equity (deficiency).

NOTE 7: COMMITMENTS AND CONTINGENCIES

Operating Lease

On August 18, 2016, the Company entered into a 36-month non-cancelable operating lease agreement for space. The lease commences on February 1, 2017 and expires on January 31, 2020. An $18,059 deposit was paid on the lease and monthly rent payments range from $14,502 to $16,417 over the life of the lease.

Future minimum lease payments under this lease agreement at December 31, 2016 were:

2017	$	159,522
2018		184,243
2018		196,018
2019		16,417
Total lease payments	$	556,200

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Bridge Loan and Warrant

In April 2017, the Company entered into a revolving credit arrangement (the "Loan") with a lender for up to $1,000,000. The Loan is secured by substantially all assets of the Company and is assigned a 1st security position on the Company's assets. The Loan bears interest at the greater of Wall Street Journal plus 1.00% or 4.75%. The Loan matures in April 2018, when all then outstanding principal, together with accrued and unpaid interest, are due and payable at maturity. Interest only payments are due monthly until the earlier of repayment or maturity. The Loan contains various positive and negative covenants which the Company must comply with.

In conjunction with the issuance of the Loan, the Company issued the lender a stock warrant for shares of the Company's stock (common stock or preferred stock, dependent upon the capital structure at the time of exercise, as defined in the agreement) exercisable at $0.01 per share, with an expiration date of April 2027. The number of shares the warrant is exercisable into is calculated as 7% of the total loan facility of $1,000,000, divided by: a) in the case the warrant becomes exercisable for preferred stock, the lowest price per share at which the shares of preferred stock issuable under the warrant have been sold and issued by the Company in an arms-length transaction; or, b) in the case the warrant becomes exercisable for common stock, the lower of: i) the fair market value of one share of the Company's common stock in a third party 409A valuation or the Company's board of directors, or ii) the first 409A valuation obtained by the Company after the issuance date.

For each six month period that the Loan remains outstanding and/or amounts are outstanding thereunder, or otherwise available to the Company thereunder, from and after the issuance date, the Company shall be deemed to have automatically granted the lender rights to purchase the number of shares equal to: The greater of: 1) 5% multiplied by the largest amount owed by the Company in connection with the loan facility during the applicable six month period, or, 2) 0.50% of the aggregate maximum principal amount of the loan, with such greater amount of 1 or 2 divided by a) in the case the warrant becomes exercisable for preferred stock, the lowest price per share at which the shares of preferred stock issuable under the warrant have been sold and issued by the Company in an arms-length transaction; or, b) in the case the warrant becomes exercisable for common stock, the lower of: i) the fair market value of one share of the Company's common stock in a third party 409A valuation or the Company's board of directors, or ii) the first 409A valuation obtained by the Company after the issuance date.

The warrant agreement also contains a cash-less exercise provision, certain dilution protections, and preferential treatment in the cash of an acquisition or change in control, all as defined in the warrant agreement.

Stock Grants

During 2017, the Company issued 31,000 shares of common stock under restricted stock grants without proceeds.

Management's Evaluation

Management has evaluated subsequent events through May 11, 2017, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

OSSIC is pending **StartEngine Approval.**



0

Investors

$0.00

Raised of $10K - $1.07M goal

OSSIC

The ultimate 3D listening experience.

Small OPO · Encinitas, CA · Technology · Accepting International Investment

Ossic is the future of audio.

Company Mission

OSSIC was founded to revolutionize audio — to push beyond the technological limitations of the last century into a future of immersive and


CURRENT TECHNOLOGY
OSSIC 3D TECHNOLOGY

Overview

Content is becoming more immersive and interactive than ever before. Streaming services now enable surround sound from any digital device, wherever we go. AR and VR technologies are placing us in 360 degree worlds, opening up new entirely opportunities for sensory storytelling. Gaming and esports have experienced explosive YoY growth, where accurate immersive sound can mean the difference between winning and losing.

In all of these cases, audio is crucial to providing the experience that customers need yet current technologies fall short of delivering the full potential of the content itself.

Leveraging a proprietary technology platform that focuses on individual anatomy calibration, the OSSIC X smart headphones delivers personal, immersive 3D audio with unlimited resolution — unlocking the full potential of portable entertainment and gaming content.




OSSIC



Product and Milestones

- Our first product, the OSSIC X, had one of the most successful Kickstarter campaigns, and received over 13,000 pre-orders for $3.5M.
- Received numerous industry awards
- Shipped first units in January 2018

Market, Trends, and Applications

- The personal audio market is huge, $39B (2020) with 20% CAGR
- Trends in gaming, e-sports, VR/AR, and Mobile are driving rapid growth in immersive and interactive content
- OSSIC creates a breakthrough experience for music, movies, games, and AR/VR.

Technology Platform

- OSSIC technology provides a dramatic increase in localization accuracy and sound quality, increasing sound accuracy from 20% to 90%.
- We have 14 patents and registrations pending, 5 US and 9 International.
- Our technology platform is modular, making it easy to extend into a variety of smart hardware and software applications.

Experienced Team

- Combined 50 years experience in the audio industry

- Have delivered over 200 award winning audio and gaming products, representing over $5B in revenue

Join us and invest in a proven technology company poised to take advantage of a rapidly growing content marketplace. We're looking forward to building the future of audio.

Jason Riggs
CEO



The Offering

Investment

$3.81/share of Series A Preferred Stock | When you invest you are betting the company's future value will exceed $21M

Perks*

Invest $499.11 or more, receive $50 off one OSSIC X pre-order
Invest $4,998.72 or more, receive complimentary OSSIC X
Invest $9,997.44 or more, receive 5% bonus shares + complimentary OSSIC X
Invest $24,997.41 or more, receive 10% bonus shares + complimentary OSSIC X

**Current backers and pre-order customers of the OSSIC X, prior to the launch of our Reg CF investment campaign, automatically qualify for 5% bonus shares upon an investment of $499.11 or more. Perks and bonus shares are not compounded. All perks occur after the offering is completed. Expected ship date of OSSIC X perks is late 2018.*

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

Product and Service

OSSIC X 3D Audio Headphones and the Creator Software Suite


OSSIC

OSSIC X at a Glance

The OSSIC X is the first product to leverage OSSIC's technology platform. The X calibrates to the individual listener's head and ear features, increasing overall sound quality and ensuring the most accurate sound placement, making for a listening experience that's ten times more immersive than current technologies.




OSSIC

Ossic X Core Features



OSSIC Adaptive 3D: Premium sound and Precise localization accuracy (stereo, surround, ambisonic, object-based formats)



Internal **DSP - 32 Core Processor**



Instant **HRTF Anatomy Calibration**



Beam-Forming Mic Array for Voice



Integrated **Head Tracking**



Control Applications for **PC, Mac, and Mobile**





OSSIC X Premium Hardware **Designed for Immersive Audio Playback**





Ossic X **Control Applications and Software Drivers**

Community Growth & Record-breaking Kickstarter Campaign

Raising $2.7M in 58 days and growing an active community of 3D audiopioneers

The OSSIC X had one of the largest Kickstarter Campaigns ever, raising over $2.7M in 58 days from >10,000 backers. Overall pre-sales total over $3.5M and 13,000 units.

This success of the campaign was built upon over 6 months of grassroots campaigns and over 3,000 in-person demos, successfully nurturing a supportive community eager to bring 3D audio to the world.

As we enter the next phase of the business, we look to continue to grow our community even further and continue to make incredible progress on both the product, the business and the technology.







Awards and Testimonials

THX

"It was the first time I was able to experience sound outside of being in the center of my head... It was really revolutionary"

Ty Ahmad-Taylor
Former THX CEO

Abbey Road Red

"We see audio in headphones as the future format. [OSSIC is] the ultimate listening experience."

Jon Eades
Innovation Manager
Abbey Road Red

PC GAMER / MAXIMUM PC

"Honestly, mind blown. It was the most convincing and realistic audio experience I have ever heard in my life"

Tuan Nguyen
Editor in Chief
PC Gamer + Maximum PC

PCWorld

"An earful of VR's glorious future"

Brad Chacos
PC World

CES "Best of Innovation" 2017 for all Headphones

Popular Science Magazine "Best of What's New" for 2016, Grand Award Winner

Augmented World Expo "Auggie" Award 2017 for Best Input/Output Hardware



Audio Professionals React to OSSIC 3D Audio



CSGO Analyst cxboxr on OSSIC X 3D Audio Technology in FPS



Former THX CEO Ty Ahmad-Taylor on OSSIC Technology


HEAR SOUND IN A

Mufasaprime Tries 3D Audio for the First Time

A Large and Growing Market

Market Opportunity

OSSIC is poised to capitalize on trends of interactive and immersive media and the shift towards mobile consumption to capture market share of the rapidly growing audio market.


HEADPHONE/EARPHONE MARKET
$39 BILLION, 20% CAGR
Revenue Forecast [$ Billion]
0
5
10
15
20
25
30
35
40
45
2017
2018
2019
2020
EARPHONES
HEADPHONES

Source: WiFore

Industry Trends


E-Sports + Gaming
36%
CAGR 2015-2020
VR + AR
129%
CAGR 2016-2020
Mobile Consumption
36%
CAGR 2014-2016

Increasingly Interactive Media

Over 2.6B gamers have fueled the growth of e-sports (36% CAGR 2015-2020).

Growing Immersive Content

AR/VR technologies (129% CAGR 2016-2020) highlights the explosive growth of immersive content.

Shift Toward Mobile

Mobile media consumption growing (36% CAGR 2014-2016)

Sources: NewZoo, DigiCapital & Meeker Report 17

The Growing Potential for 3D Audio Technology

OSSIC technology is already revolutionizing several key markets and has broadapplications across a variety of industries.



Gaming

In the growing **interactive** gaming and e-sports market, accurate and realistic audio provides a competitive advantage. OSSIC dramatically increases accuracy for existing games with 5.1 and 7.1, while enabling full 3D audio playback for future titles.



Movies

OSSIC technology can recreate an immersive theater listening experience on headphones. With streaming services offering 5.1 content on mobile devices, OSSIC lets you take the theater with you anywhere.



Music

OSSIC technology allows to hear your music with an **immersive** soundstage bringing to life your favorite musicians and allowing you to experience the studio and stage.



AR/VR + Simulation

In virtual reality, sound is key. With accurate 3D sound we can give a sense of space and direct your attention to elements outside your field of view for a more **immersive** and **interactive** experience.

The Benefits of OSSIC 3D Technology

Unlocking a New Dimension of Sound



Increased Presence

OSSIC technology delivers unprecedented sound realism within a headphone form factor, allowing you to be transported to new worlds and hear sound the way it was meant to be heard.

Pinpoint Accuracy

OSSIC allows for sound placement that's up to 10x more accurate than software-only solutions, so you can always be one step ahead of the competition.





Unmatched Sound Quality

With accurate calibration, the OSSIC X delivers an incredibly rich soundscape that's personalized to you.

A Transformative Experience for all Content

Add another dimension of sound in headphones for content ranging from stereo, surround, to full 3D.



OSSIC Competitive Advantage

OSSIC technology provides a dramaticincrease in localization accuracy and sound quality.

Calibrated 3D Audio

How we hear the world is not a one-size-fits all situation. Our physical anatomy plays a critical role in defining how sound enters our ears. Yet with traditional 3D audio technologies, the listeners unique anatomy is not taken into account, making for an incredibly small listening experience, inaccurate sound placement, and a degradation in sound quality.

OSSIC technology brings the same spatial accuracy of what's possible in a lab into a simple to use consumer product. The instant calibration process allows for incredible sound quality, spatial accuracy, and a more natural listening experience overall. These results are proven in blind tests.



Rigorous subjective and objective testing fuels our competitive edge

Increased 3D Location Accuracy from 20% to 90%

Testing shows near perfect sound target selection with OSSIC X.


Gaming Headphone
OSSIC X
SOUND EMITTING TARGET
% INCORRECT USER ANSWER (MOST RED, MOST INCORRECT)

Dramatic Increase in Sound Quality

Calibration is crucial to delivering great sound quality and spatial accuracy.


0
2.8
2.4
-5
TRADITIONAL HEADPHONE
FULL LAB CALIBRATION
OSSIC X HEADPHONE
3rd PARTY ALGORITHM

HRTF Calibration Accuracy

OSSIC technology can accurately replicate how you would hear a sound in the real world.


GENERIC HEADPHONE ACCURACY (POOR MATCH)
OSSIC X ACCURACY (EXCELLENT MATCH)
[-dB]
[Hz]
REAL SOUND
GAMING HEADPHONE
OSSIC X

Technology Platform

Leveraging a proprietary technology platform (shown below) that focuses on individual anatomy calibration, the OSSIC technology delivers personal, immersive 3D audio with unlimited resolution — unlocking the full potential of portable entertainment and gaming content
.

The core adaptive algorithms within the OSSIC platform update in real-time to provide the most accurate and natural sounding 3D audio. **Using advanced signal processing, sensor fusion, and a sophisticated data stack, OSSIC technology integrates into consumer products for a seamless user-experience.**



AUDIO CONTENT
CALIBRATION DATA
USER INPUT
< / >
OSSIC ALGORITHMS AND PROCESSING
IMMERSIVE 3D AUDIO

Intellectual Property

Protected technology developed in house

OSSIC currently has a suite of **5 US and 9 international patents/registrations pending**, as well as trade secrets, and various international trademarks. The core patents cover calibration, 3d audio recording, and signal and data processing.

Future Products and Growth

Expanding to meet market demand



CONSUMER
PROFESSIONAL



CONFIDENTIAL

Future Product (Mid-2019 Release)

OSSIC has over 13K highly-engaged pre-order customers and 150K email subscribers who provide deep consumer insights, and are eager to promote OSSIC.



OSSIC X Headphone (2018 Release)

Capitalizing on the enthusiasm for OSSIC from e-sport athletes, streamers, andwith their large audiences.



Creator Software (Freemium) (Mid 2018 Release)

We're actively partnering with game and music studios to promote OSSIC as the ultimate way to experience their content in surround sound and full 3D audio.



Tech Platform Licensing and Custom Enterprise Solutions (2019 Release)

Creating the tools (OSSIC plugins) and experiences that advance the state-of-the-art in 3D audio, further driving the ecosystem forward.



Expanding the Listening Experience for *All* Content

The OSSIC Listening Experience

From Stereo, Surround Sound, and Beyond.

Stereo and Surround Sound (5.1, 7.1) are traditional formats, where music has been commonly in stereo, and movies and games in surround sound. Newer formats (10.1+) are beginning to place sounds above the listener (movies), and full 3D formats are emerging in the tech sector with



(movies), and full 3D formats are emerging in the tech sector with Facebook 360, Youtube, and in AR/VR.

With every format, OSSIC projects the sound out-of-the-head and to the proper location in space providing a dramatic improvement in sound quality and experience.

No re-mixing or re-work of the sound files is required for the OSSIC to enhance the experience.

- A vast amount of music, games, and movies is mixed in surround sound already - these can now be experienced on any device with OSSIC X.
- All game engines are capable of full 3D audio output.
- Future formats (ambisonics, etc) are open formats and currently being used by some of the worlds greatest teams.




THE FUTURE
THIRD ORDER AMBISONICS
FULL 3D
OBJECT-BASED SOUND
OSSIC COMPATIBLE CONTENT
> 10Ch
5.1, 7.1
STEREO
AMOUNT OF AVAILABLE CONTENT TODAY

OSSIC Listening Experience



Traditional Headphone Experience



OSSIC Stereo Experience



OSSIC Surround Experience



OSSIC Surround (Height) Experience



OSSIC Ambisonic Experience



OSSIC Full Object-Based Experience

Why Invest in OSSIC?

We're poised to capitalize on changes in media and consumer trends to rapidly grow and take market share.


OSSIC

OSSIC X and Milestones

The OSSIC X had one of the largest Kickstarter Campaigns ever, raising over $2.7M in 58 days from over 10,000 backers. Overall pre-sales total over $3.5M and 13,000 units. It has won numerous industry awards and the first units shipped in January 2018.

Market Size and Trends

Disruptive Technology and Sustainable Competitive Advantage

All IP is owned and developed in-house providing a defensible competitive advantage.

Experienced Team

OSSIC is poised to capitalize on trends of interactive and immersive media and the shift towards mobile consumption to capture market share of the rapidly growing $39 Billion personal audio market.

Management team has proven track record in this industry delivering over 200 products to market, worth >$5B.

Why Invest?

OSSIC exists to revolutionize audio. To push beyond the technological limitations of the last century into a future of immersive and interactive audio that represents real 3D sound. We would like to invite you to join us in this mission and share in our success.









August 2014 — OSSIC Founded

March 2015 — Graduates EvoStart program at EvoNexus Incubator and wins Demo Day

May 2015 — Initial IP Filed

January 2016 — First OSSIC Prototype



March 2016 — Abbey Road Red Incubator Completed

April 2016 — OSSIC X Kickstarter Raises >$2.7M

2017 — OSSIC X Product Development and Factory Trial Builds



December 2017 — 14 Patents and Registrations filed and pending

January 2018 — Shipped First Kickstarter Units



February 2018 — Launches on StartEngine

In the Press

SHOW MORE

Meet Our Team



Jason Riggs

CEO

Jason Riggs has served as our Chief Executive Officer and as a director since August 2014, when he co-founded the company. Mr. Riggs has over 15 year of experience in leadership roles in the audio industry, building teams, driving innovation, and scaling businesses.



Joy Lyons

CTO

Joy Lyons has served as our Chief Technology Officer and as a director since August 2014, when she co-founded the company. Ms. Lyons is an applied scientist with over a decade of industry experience developing intellectual property and delivering innovative products to market.



Alfredo Fernandez Franco

Software Director

Alfredo is an experienced Software Engineering Manager with an extensive background in embedded software, audio, digital signal processing and applied cryptography. He has managed teams in China, Europe and the U.S. Alfredo started his career at Nokia in Copenhagen working on some of the best selling mobile devices, and then moved to Tymphany in China in order to set up a SW engineering department. There he worked together with companies like Beats by Dr. Dre, Bang & Olufsen, Bower & Wilkins, Klipsch audio, Monitor Audio and House of Marley amongst others, creating amazing audio products.



Kedar Shashidhar

Associate Creative Director, OSSIC Studios

Kedar is an experienced game audio engineer and game developer who has brought compelling spatial audio experiences to a variety of applications and products ranging from gaming to VR/AR, and music. Prior to OSSIC he was the founder and creative director of Blackout VR, an independent gaming studio bringing spatial audio to interactive horror games.



Drew Downie

Brand Director

Since 2012, Drew has been working at the crossroads of design, entrepreneurship, and brand development with experience leading creative projects for fortune 500 companies and startups alike – including Nike, Metromile, and Eero WiFi. His experience ranges from traditional product design through to art direction and brand development.



Qimei Zhang

Marketing Manager

Qimei is managing marketing efforts for OSSIC. Prior to OSSIC, Qimei founded Vigor Team Electronics Ltd which helped customers from all over the world source electronics gifts for promoting their brand in the US and Asia.

Offering Summary

Maximum 280,839* shares of Series A Preferred Stock ($1,069,996.59)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 2,624 shares of Series A Preferred Stock ($9,997.44)

Company	Ossic Corporation
Corporate Address	1470 Encinitas Blvd #123, Encinitas, California 92024
Description of Business	Development and sale of 3D headphones
Type of Security Offered	Series A Preferred Stock (the "Shares", or the "Securities")**
Purchase Price of Security Offered	3.81
Minimum Investment Amount (per investor)	$499.11

Perks*

Invest $499.11 or more, receive $50 off one OSSIC X pre-order

Invest $4,998.72 or more, receive complimentary OSSIC X

Invest $9,997.44 or more, receive 5% bonus shares + complimentary OSSIC X

Invest $24,997.41 or more, receive 10% bonus shares + complimentary OSSIC X

**Current backers and pre-order customers of the OSSIC X, prior to the launch of our Reg CF investment campaign, automatically qualify for 5% bonus shares upon an investment of $499.11 or more. Perks and bonus shares are not compounded. All perks occur after the offering is completed. Expected ship date of OSSIC X perks is late 2018.*

The 10% Bonus for StartEngine Shareholders

Ossic Corporation will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Series A Preferred Stock at $3.81 / share, you will receive 10 Series A Preferred Stock bonus shares, meaning you'll own 110 shares for $381. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

Ossic Main Video

Speaker 1:It's just really dynamic. I mean the whole thing was really immersive.

Michael Martin:It's like being at a concert, where you felt everything out there. You can feel it. It wasn't inside your head.

Speaker 3:I think immersive is definitely the word.

Speaker 4:It's really cool.

Jason Riggs:We started Ossic because we really saw the potential to make a big change in the way people heard audio. Audio in some ways has been stuck in the past, and how people hear sound in headphones really hasn't changed much in 60 years. Listening to them on a headphone earphone has created the least immersive experience, an experience that is kind of just this tiny little sound inside of our head. We wanted to create something that could really let you hear audio the way you hear it in the real world, all around you, totally immersed by it. The content is actually there, but there's no way to unlock that and hear that.

Our first product, the Ossic X, allows people to unlock this immersive experience with all their devices, even if that's a phone, or a tablet, or a PC, and have that really theater immersive-like experience with all their music, movie, and games. Using advanced signal processing, sensor fusion, and a sophisticated data stack, Ossic technology integrates into consumer products for a seamless user experience. Ossic is the first company to really unlock immersive audio, and allow you to have access on it in personal devices.

For competitive games, Ossic gives you a huge advantage, with localization accuracy allowing you to hear someone long before the see them. Ossic technology allows you to have a movie theater listening experience with all of your devices. Ossic drastically improves even stereo music, allowing you to hear the sound stage as an engineer and artist created it, to have the instruments spread out in front of you, to feel like you were at the concert. Accurate 3D audio allows you to get a sense of space, direct your attention to elements outside your field of view, for a more immersive experience.

We had a Kickstarter campaign for the Ossic X. We had over 10,000 backers, pledged 2.7 million dollars for the product in less than two months. Ossic has garnered awards including CES's Best of Innovation, and PopSci's Best of What's New. This is about unlocking that immersion for your music, your movies, and your games. On the consumer side, we're focused on entertainment, bringing all of your content to life with a full immersive audio experience across devices. On the professional side, there's a wide range of applications, ranging from content creation in studios to simulation and training. This is going to allow us to capitalize on the growth rate on everything from headphones in the smart audio space, rise in the content side for gaming, VR, AR, eSports. One of the things we're really focused on is the entire content ecosystem. That means we're building not just this hardware, not just the Ossic X, we're also building the content creation tools.

The end of 2017, we were able to get units into people's hands, and ship the first Kickstarter product. We already have tremendous traction. We're building a community, not just of excited people who want to experience the headphones, but also developers who are excited to get these into their hands, and start creating the next generation of 3D content. Our team is passionate about audio. With a combined 50 years of experience in the audio industry, we have shipped over 200 award-winning music and gaming products, and are uniquely qualified to solve the challenges of immersive audio. We've really started with a dream, and been able to bring it to life. We want to allow all of the folks who've helped us, and taken an interest in our company to share in our success, and invest in Ossic, take this next step together.

Ossic X: How it Works

How we hear sound in the real world, we walk through a soundscape and it interacts with our body and this is how we hear sounds and determine where they're coming from. So this is our spacial sound localization mechanism. When we put on headphones we are effectively bypassing part of our anatomy and part of the cues that allow us to tell where sound is coming from. The key to creating an accurate and realistic sound experience is knowing the listeners individual auditorial anatomy and how it influences how we hear sound. This is called an HRTF or a Head Related Transfer Function in order to create this instant calibration. We've incorporated sensors into the headphone and we take the information from the sensors and feed it into software and we have an adaptive algorithm that customizes the playback for the individual wearing the headphone. Additionally, we have multiple drivers within the headphone that can beam the sound around the ear and so we can have the sound actually interact with the ear the way it normally would. By taking the intelligence of the algorithm and the physical hardware that is interacting with you we are able to create a personal experience that is unique to you.

Ossic GDC 2017 Open House

Reviewer 1: A lot of times people claim that they have super spacialized and you know, you can hear the rears and you can hear the heights, but Ossic you can totally hear it. And I just put it through its paces and its tests and I'm very happy. Fantastic job! Thank you guys.

Reviewer 2: I'm really appreciative of the sound field. I can imagine how to sort of create false echos to create a really nice sound field within the Ossic's.

Audio Professionals React to OSSIC 3D Audio

Reaction 1: Oh that's so fucking cool.

Reaction 2: That's awesome. It's crazy. It's everywhere.

Reaction 3: You can kind of hear all the different instruments spaced out. It gives you an added appreciation for everything that is going on musically.

What excited us first about Ossic was that they weren't just cracking 3D audio they were doing it for the masses. All their headphones are is a convient way for people to take 3D audio with them whereever they go and that means that its not just the people with five speakers or ten speakers in their living room. This is for everyone.

It's like being at a concert where you felt everything out there. You could feel it. It wasn't inside your head.

It felt like I was almost on stage with a band.

What we're excited about is the fact that more people now will be able to hear fully imerssive 3D sound.

CSGO Analyst on Ossic Audio Technology

Hey I'm Launders. I'm a professional analyst and Counter Strike Below Offensive. It's one of the biggest ESports right now. I also do content creation like making videos, tutorials, um and I help newer players get good at the game. I just got to listen to the uh Ossic headphones which are a virtual surround sound option that is much better than any of the other virtual surround sound options that I've tried in the past. Sound in Counter Strike is super important. You know everyone who plays Counter Strike is constantly complaining about audio tricking them, um audio not telling them where people are, uh and everyone is looking for different options right now. That's why I've tried so many surround sound options, virtual surround sound, um and the only one that was good you know had an audio delay so uh the search for good audio in Counter Strike is uh it can't be stressed enough really. Being able to know where someone is behind a wall or how close someone is if they are about to turn a corner, you know, getting ready to pre-fire that corner you can't put a price on that and you know it costs you a game so having really good positional audio and knowing exactly where someone is and just uh you know its as simple as listening to something expecting it to be there and if it's not there then you know it can ruin your game. So after listenging to the Ossic headphones like I'm pretty confident they have given me an accurate represenation with 3D audio that I get out of headphones that I've never had before with any other virtual surround sound that I've used and there is a need for virtual surround sound and 3D audio especially in games like Counter Strike.

Former THX CEO

Hi my name is Tai Ahmad Taylor I'm the00:02CEO of thx limited we're really looking00:04forward to working with Asik on their

revolutionary new headphones to where

we'll be doing certification it's work

that we've done in the past where the

founders Jason and joy when they were at

Logitech we believe that these

headphones more than any other

headphones in the market are going to

provide the most immersive experience in

the gaming in VR space

I can't wait the first time that I put

the headphones on I had to take them

back off again because I thought that

they were cheating by playing sound from

the back of the TV set I said here

you're using the TV and they said no

that's actually how the headphones work

for the first time in my life I was able

to actually experience sound outside of

being in the center of my head and in a

natural sound field that expanded about

several feet in front and behind and

above me it was really revolutionary

Mufasaprime Tries 3D Audio

00:07welcome to DJ move our surprise today we00:10have ball but yeah you're gonna get00:15everything like ah amazing I supposed to00:18fly guy here at VRLA here's the ostrich00:22boots where we're showing off some00:23really epic 3d technology of course tied00:25to virtual reality next to me is a man00:28who's never touched VR day in his life00:30but you know the little something about00:31gaming in audio mister Mufasa prime how00:33are you doing let me just made it full00:35and if you look at this guy I'm actually00:36doing quite fine um that experience was00:39it's like being alert and enjoyable at00:42the same time every small nuances that00:44you think of someone coming at you your00:46body initially reacts that's like all00:48right it's a game right that's not going00:50to hit me in the head hmm and we are00:53here to talk about ethics 3d audio so00:56talk to me real fast there was a there00:58was an incident that happened while you00:59were playing Doc's office or real fast01:01all right so this the the whole design01:03they have there is these balls that make01:05these individual noises of nice little01:07playing that goes in and repeat as the01:09ball travels it will you can hear from01:11distance the headset is so precise that01:14I didn't see the ball behind me and I01:16heard I think pink things and I did miss01:19you know exactly where to find it I know01:20exactly where was and ii look up right01:23there like pinpoint and as I was holding01:25the orb in different direction I was01:27like I can exactly tell where it is over01:30my head just smell them in your movement01:32and I can tell01:33although wow how is this audio01:36experience potentially experiences that01:38you're used to01:39honestly when it comes to a lot of those01:40games it's very static like you those01:43sounds are getting are all the same you01:44might get like a foo from like behind01:46and you can barely even tell with it01:49if I was playing for example world01:51Warcraft and I had some guy coming at me01:53on the Left I could probably hear his01:55footsteps out of here I'm charging at me01:57with a basic headset you're like oh01:59that's the sound of her thousand times02:01no difference no quality vintage I would02:04really punch in that direction you see a02:06whole without wall would be let's talk02:08about audio you02:09for something like an MMORPG so how02:11would you implement it in something like02:13an MMORPG okay so the great example I02:15can give you is a 12-7 involve ants02:18workings big mechanical boss when he02:21attacked you he will spawn a different02:23area in the room and start charging up02:24and then normally you'd hear it but you02:27wouldn't know where I was coming from02:28you have to look around but with this02:30you know instinctively oh he's on my02:32back left I need to move or I'm going to02:34be vaporized that would be exactly the02:36purpose into circular a resume area and02:39the boss is massive so when he's02:41charging up you say oh sweet jesus run02:45you know but in this like my room I had02:48said I just hear the audio I don't know02:50where it's come from if I had this oh my02:51head02:52so you know he's charging you don't know02:54where it's come from you don't know02:55where it's coming from02:55especially someone like me who's done02:57that fight for months on end and would02:59if I had that gonna hit it I would03:01literally start swinging I might break03:02something I do believe you I thought you03:05playing with the 3d audio you definitely03:06like the Klingon things like ask if he03:08was out of my range of swinging at him03:10you saw Mike in the page like I don't03:12know is he over there I shoot geez I03:15like that okay so with that said does03:17something like the awesome 3d audio does03:19it make you rethink how audio is used in03:21videogames it if so how honestly when it03:23came to audio like most of the guy like03:25I said the head to head was very static03:26like there would be no like depth03:28perception on and audio if I use this it03:31would be like a whole new form of03:33learning how to listen like most of03:35times like if you play a shooter like03:37when play overwatch you can hear like03:38people stepping I'm above you with this03:40kind of headset you would know the exact03:42duration I would have to look I'll just03:43wear my casual exactly what that guy was03:45but you have to teach yourself just so03:47many headsets doubted so static03:49you don't have depth perception sense03:51you have to constantly try it everything03:53else we just sound hording if I had this03:56I would literally just be like okay I03:57wanted to this oh my god welcome it ha I04:01like that a lot so alright let's04:03transition over a little bit so let's04:05just cut to the chase you have a pretty04:06big head I have a massive head to the04:08point where I wanted to get myself a hat04:11it had to be custom-made in leather so04:13with that said how did the headset feel04:15for you knowing that you have such as04:18big mats and custom hat sized head what04:20was the first question

I asked you04:22is this gonna fit with that said we did04:25manage to get it on your head how did it04:26feel04:27was it comfortable is it something that04:28you can see yourself wearing no for long04:31hours of play you being again an MMO guy04:32got asked that question I mean it's04:34definitely one of the aspects where I04:35was afraid the first things on my head04:37like oh noes he's not gonna fit me it's04:39gonna be terrible I'm gonna feel awful04:40and it felt comfortably like perfectly04:43on my head I have a massive head so it04:45wasn't squeezing it wasn't pinching it04:47felt very comfortable and passed nice04:49and soft and the noise cancellation I04:52thought it was active but it's actually04:53how it's built04:54I'm like oh man if these guys like over04:57counter-strike we'll put these kind of04:58heads on they might actually swing04:59themselves this sound like you would05:02hear everything / I couldn't hear anyone05:03outside I had to have the guy come close05:05to me and say yeah you're fine you're05:07not going to hit me I couldn't hear him05:08any other way I love it so with that05:10said you did get your chance to try05:12anything up do you have any other final05:13thoughts and your ideas running through05:15your mind I mean this is your playing05:17field be creative talk to me talk to me05:18all right05:19I would definitely say if you have the05:21capability riot try is the first time I05:25returned I was so skeptical on this kind05:27of thing like me I thought these things05:29were never fit me there's no way I could05:31be able to do it if you have a chance05:32get to a convention where they're doing05:34this kind of oh you have this guy's come05:36over here I think is just really if you05:39have a chance to get in their booth I05:40would say get in line but other than05:42that give it a try look what you have to05:45lose and now with that said this man is05:48actually drawn a line behind us you05:50can't see it but it's safe to say that05:51uh this is an experience we're trying05:53out ladies and gentlemen I am sure don't05:55apply a guy with who fought the prime05:57here for VRLA 2017 here at the Aussie06:01booth

Interview: Abbey Road on OSSIC 3D

with ossic what I've really enjoyed00:02is working with them on the whole00:05production chain and the whole workflow00:07for how you produce for these headphones00:09and enable content creators to create00:12whole new narratives and whole new00:14experiences what's really exciting is00:18that Asik finally gives a convenient way00:21to experience higher channel count mixes00:24and three-dimensional renders and what00:29that means for music is that you can00:32start to immerse listeners in a00:34completely new way it's not just about00:38positioning things here there and over00:40there it's about enveloping listeners in00:43this whole new acoustic environment in00:45this whole new experience I've listened00:49to surround sound in an art studio 35.100:53I listen to the same mix on the00:56headphones I've just literally muted the00:58speaker's put the headphones on the00:59carry on listening and I'm still getting01:01the same sense of depth and space out of01:06a pair of headphones that what I do in a01:08room with a proper speaker setup it's01:12not just been about business mentorship01:13with these guys this has been more about01:15actually experimenting with the future01:18of sound and that's been really really01:19exciting01:26you

Reactions to OSSIC 3D Audio:

That's really cool I love that one.

That's awesome. What'd you think? That's crazy. It's everywhere. It's another level.

It's like night and day. It definetly gives you a new appreciation for like the orchestration of the music. Something about stereo is very limiting and when you can hear all the different instruments spaced out it gives you an added appreciation for everything that's going on musically.

Oh that's so fucking cool. Like that changes your whole movie viewing experience at home.

It was amazing to have the positional sound kind of there so if I'm moving my head a little bit it kind of stays with the screen.

Great. What do you think? It sounds amazing.

There are times when you expect something to be very distinctly postioned in one ear. It's got refections. It isn't so..it's natural .. it's in space.

I've seen this coming for decades. I've thought about it a lot. And I really think that it will change the nature of sound as we know it in entertainment, in music. It will change the nature of the compesition of music. It's so exciting. The future of sound is wide open.

Up next

AUTOPLAY

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
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Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

Amended Articles of Incorporation

WRITTEN CONSENT OF THE
BOARD OF DIRECTORS
OF
OSSIC CORPORATION
a Delaware corporation

The undersigned, being all of the directors OSSIC Corporation, a Delaware corporation (the "**Company**"), take the following action by unanimous written consent, pursuant to the Bylaws of the Company and the Delaware Corporations Code:

Amended and Restated Certificate of Incorporation

WHEREAS, the Company's Certificate of Incorporation currently authorizes 10,000,000 shares of common stock and no shares of preferred stock;

WHEREAS, pursuant to two series of Convertible Promissory Notes previously issued by the Company (the "**Notes**"), upon the closing of a preferred stock financing in the minimum amount of $1,000,000, each series is automatically convertible into a separate class of preferred stock, having different preferences;

WHEREAS, the Company intends to engage in an offering under Regulation CF of the Securities Act Rules, pursuant to which it shall offer up to 280,839 shares of Series A Preferred Stock (the "**Offering**");

WHEREAS, as a result of the foregoing, it has been proposed that immediately prior to the closing of the Offering, that the Company amend and restate its Certificate of Incorporation to authorize the issuance of 10,000,000 shares of common stock and two classes of Preferred Stock, including, Series B Preferred Stock, and Series C Preferred Stock to be issued to each of the two series of Notes, and Series A Preferred Stock to be issued to the investors in the Offering (the "**Amended and Restated Certificate of Incorporation**");

WHEREAS, the undersigned deem it to be in the best interests of the Company to file an Amended and Restated Certificate of Incorporation immediately prior to the closing of the Offering, which has the rights, preferences and privileges as set forth on Exhibit A;

NOW, THEREFORE BE IT RESOLVED, that the officers of the Company are hereby authorized and directed, subject to receiving the requisite consent of the Company's stockholders, to, prior to the closing of the Offering (provided that a minimum of $1,000,000 is sold therein), to file the Amended and Restated Certificate of Incorporation with the Delaware Secretary of State.

Regulation CF Offering

WHEREAS, it has been proposed that the Company engage in the Offering pursuant to which it shall offer up to 280,839 shares of Series A Preferred Stock for $3.81 per share (the "**Offering**");

WHEREAS, the Board deems it to be in the best interests of the Company to authorize and approve the Offering;

WHEREAS, the officers are hereby directed to issue uncertificated shares in the Offering;

NOW, THEREFORE BE IT RESOLVED, that the directors hereby authorize and approve the Offering, and the issuance of uncertificated shares of common stock pursuant to the terms thereof;

Amended and Restated Bylaws

WHEREAS, the undersigned deem it to be in the best interests of the Company to amend and restate the Bylaws of the Company;

WHEREAS, the undersigned have reviewed an Amended and Restated Bylaws for the Company in the form attached hereto as Exhibit A (the "**Amended Bylaws**");

NOW, THEREFORE BE IT RESOLVED, that the Amended Bylaws are hereby adopted as the Bylaws of the Company.

Omnibus Resolutions

RESOLVED FURTHER, that the officers of the Company are hereby severally authorized and directed to take, or cause to be taken, all actions in the name and on behalf of the Company, that such officers determine are necessary or advisable to consummate the transactions contemplated by, or otherwise to effect the purposes of, the foregoing resolutions, including, but not limited to, signing, certifying to, verifying, acknowledging, delivering, accepting, filing and recording all agreements, instruments and documents related to any of the resolutions.

RESOLVED FURTHER that all acts of the officers of the Company taken before the date hereof in connection with matters referred to in these resolutions are hereby ratified, approved and adopted as acts of the Company.

IN WITNESS WHEREOF, the undersigned have executed this unanimous written consent effective as of February 12, 2018.

____
Jason Riggs, Director

Joy E. Lyons

____
Joy Lyons, Director

Exhibit A

The Amended and Restated Certificate of Incorporation shall authorize the issuance of (A) 20,000,000 shares of Common Stock, 10,000,000 shares of which shall be designated as Class A Common Stock (the "**Class A Common Stock**") and 10,000,000 shares of which shall be designated as Class B Common Stock (the "**Class B Common Stock**," and sometimes together with the Class A Common Stock, the "**Common Stock**"), and (B) 10,000,000 shares of Preferred Stock, of which (1) 2,000,000 shares shall be designated as Series A Preferred Stock (the "**Series A Preferred**"), (2) 2,000,000 shares shall be designated as Series B Preferred Stock (the "**Series B Preferred**"), (3) 1,000,000 shares shall be designated as Series C Preferred Stock (the "**Series C Preferred**," and sometimes together with the Series A Preferred and the Series B Preferred, the "**Preferred Stock**"), and (4) 5,000,000 shares, the board of directors may divide into any number of additional series. The board shall fix the designation and number of shares of each such additional series. The board may determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock, including, but not limited to, voting rights, redemption rights, dividend rights and participation rights. The board of directors (within the limits and restrictions of any resolution adopted by it, originally fixing the number of shares of any series) may increase or decrease the number of shares of any series of preferred stock after the issue of shares of that series, but not below the number of then outstanding shares of such series.

The following summarizes the rights, preferences and privileges of each class of stock:

Voting Rights.

The holders of the Class A Common Stock shall have one vote for each share held of record on all matters submitted to a vote of the stockholders. Except as otherwise required by applicable law, the holders of Class B Common Stock shall have no voting rights, and subject to the rights, preferences and privileges of any series of preferred stock that may in the future be authorized and issued, the holders of Preferred Stock shall have no voting rights.

Dividend Rights.

The holders of Common Stock and Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors, in its sole discretion, on an as converted to Common Stock basis.

Liquidation Rights.

In the event of any Liquidation Event (as defined below), prior and in preference to any distribution of any of the Company's assets to the holders of Common Stock by reason of their ownership of such stock, subject to the rights, preferences and privileges of any series of Preferred Stock that may in the future be authorized and issued, (i) the holders of Series A Preferred shall be entitled to receive on a pro rata basis an amount equal to **$3.81** (the "**Series A Issue Price**") for each outstanding share of Series A Preferred then held by them (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like), (ii) the holders of Series B Preferred shall be entitled to receive on a pro rata basis an amount equal to **$1.33** (the "**Series B Issue Price**") for each outstanding share of Series B Preferred then held by them (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like), and (iii) the holders of Series C Preferred shall be entitled to receive, on a pro rata basis, an amount equal to **$2.85** (the "**Series C Issue Price**," and sometimes together with the Series A Issue Price, and the Series B Issue Price, the "**Issue Price**") for each outstanding share of Series C Preferred then held by them (as adjusted for any recapitalizations, stock combinations, stock dividends, stock splits and the like). For purposes of clarity, upon a Liquidation Event, and subject to the rights, preferences and privileges of any series of Preferred Stock that may in the future be authorized and issued, the distributable assets shall be distributed to all of the holders of Preferred Stock, on a pro rata basis, in proportion to the preferential amount each such holder is entitled to receive. If, upon the occurrence of a Liquidation Event, the Company's assets legally available for distribution to stockholders by reason of their ownership of stock, shall be insufficient to permit the payment to the holders of Preferred Stock of the full aforementioned preferential amount, then, all of the Company's assets legally available for distribution to stockholders by reason of their ownership of stock, shall be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.

A "**Liquidation Event**" includes, unless the holders of Preferred Stock determine otherwise, by a majority vote, (a) the Company's liquidation, dissolution or winding up, (b) a sale, conveyance, lease, or other disposition (by license or otherwise) of all or substantially all of the Company's assets; or (c) the acquisition of us by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger, reverse merger, or consolidation, but excluding (i) any merger effected primarily for the purpose of changing the Company's domicile, and (ii) a sale of the Company's securities in a financing transaction), unless the Company's stockholders will hold at least 50% of the voting power of the surviving or acquiring entity in approximately the same relative percentages after such sale or acquisition, as before such sale or acquisition.

Conversion of Preferred Stock

Voluntary Conversion. Each share of Preferred Stock is convertible, at any time, at the option of the holder thereof, into shares of Class B Common Stock on a one-for-one basis, subject to any anti-dilution adjustments as set forth below (the "**Conversion Ratio**").

Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Class B Common Stock at the then effective Conversion Ratio immediately upon the earlier of (a) the closing of a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of the common stock to the public involving aggregate proceeds to us of not less than $10,000,000, or (b) an offering under Regulation A+, whether underwritten or not, in which the Company raises, a minimum of $5,000,000, or (c) the date specified by written consent or agreement of the holders of at least a majority of the then outstanding shares of Preferred Stock voting together as a single class.

Anti-Dilution Adjustments.

The Conversion Ratio of each series of Preferred Stock, is subject to adjustment in the case of subdivisions or combinations of common stock, stock dividends and certain other distributions, and in connection with certain reorganizations, reclassifications and similar events.